UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-26481
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FINANCIAL INSTITUTIONS, INC. 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
220 Liberty Street
Warsaw, New York, 14569

FINANCIAL INSTITUTIONS, INC.
401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Plan Administrator of the
Financial Institutions, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. Financial Institutions, Inc. 401(k) Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Bonadio & Co., LP
Pittsford, New York
June 24, 2009

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
Assets
Investments, at fair value:
Cash and cash equivalents	$353,534	$11,935
Mutual funds	12,349,025	18,370,159
Common/collective trust, primarily consisting of fully benefit-responsive investment contracts	3,844,822	3,939,918
Financial Institutions, Inc. common stock	561,429	744,644
Participant loans	609,986	453,395

Total investments	17,718,796	23,520,051

Receivables:
Participant contributions	61,535	61,699
Employer contributions	33,504	31,513
Other receivables	946	5,921

Total receivables	95,985	99,133

Net assets available for benefits, at fair value	17,814,781	23,619,184
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	210,316	31,085

Net assets available for benefits	$18,025,097	$23,650,269

See accompanying notes to financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2008	2007
Additions
Interest income	$44,036	$30,149
Net (depreciation) appreciation in fair value of investments	(5,462,646)	1,830,888

Total investment (loss) income, net	(5,418,610)	1,861,037

Contributions:
Participant	1,826,236	1,783,987
Employer	960,534	872,682
Transfers in from other plans	16,660	97,104

Total contributions	2,803,430	2,753,773

Total (reductions) additions	(2,615,180)	4,614,810

Deductions
Benefits paid to participants	2,976,893	2,678,879
Administrative expenses	33,099	34,306

Total deductions	3,009,992	2,713,185

Net (decrease) increase	(5,625,172)	1,901,625

Net assets available for benefits at beginning of year	23,650,269	21,748,644

Net assets available for benefits at end of year	$18,025,097	$23,650,269

See accompanying notes to financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(1.)	DESCRIPTION OF PLAN
Organization
The Financial Institutions, Inc. 401(k) Plan (the “Plan”) is a defined contribution plan originally established in 1986 that has since been amended and for which Financial Institutions, Inc. (the “Company”) is the sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Executive Committee of the Company. The Charles Schwab Trust Company (“Schwab”) serves as the Plan’s custodian and trustee. Milliman, Inc. is a party-in-interest of the Plan and serves as record keeper to maintain the individual accounts for each Plan participant.
Effective January 1, 2008, the Plan was amended to implement a safe harbor design using a qualified automatic contribution arrangement. Participants meeting eligibility criteria will be automatically enrolled in the Plan and automatically contribute 3% in the first and second years, 4% in the third year, 5% in the fourth year and 6% in the fifth and subsequent years. Employer matching contributions for safe harbor contributions are 100% of the first 3% of compensation and 50% of the contributions from 4% to 6%. Participants are 100% vested in the safe harbor matching contributions after two years.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan.
General
All employees of the Company and its subsidiaries are eligible to participate in the Plan on the later of the date of employment or attainment of age 20-1/2. Participants become eligible to receive the employer match upon participation in the Plan. A participant will be automatically enrolled in the Plan upon meeting eligibility requirements unless a different election is affirmatively made by such participant.
Contributions
Eligible participants may contribute up to 100% of their pre-tax annual compensation, as defined by the Plan (“basic contribution”). Subject to certain limitations, the Company makes safe harbor matching contributions for the first 3% of basic contributions of a participant’s salary at the rate of $1.00 for each $1.00 contributed by the participant and for basic contributions from 4% to 6% of a participant’s salary at the rate of $0.50 for each $1.00 contributed by the participant. Participants can change their rate of deferral as of any given pay date. Participants who are automatically enrolled in the Plan contribute an automatic 3% of their salary with automatic increases to 4% in the third year, 5% in the fourth year and 6% in the fifth and subsequent years. Participants may also suspend contributions at any time. The Company may also make additional discretionary matching contributions, however no discretionary contribution was declared for the years ended December 31, 2007 and 2008.
All Plan participants who are older than 50 as of the beginning of the calendar year or who attain age 50 during the calendar year and are making the maximum allowable salary deferral contributions may make additional catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Investment Options
Participants must direct their basic contributions, safe harbor contributions and the employer discretionary contribution, if any, into a variety of investment choices, which are more fully described in the Plan’s literature. Participants are able to select the Company’s common stock as an investment option for up to 25% of their total account balance.
Participant Accounts
Each participant’s account is credited with the participant’s and the Company’s contributions and all earnings or losses (realized or unrealized) thereon. All amounts in participant accounts are participant directed.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(1.)	DESCRIPTION OF PLAN (Continued)
Vesting
Participants are vested immediately in their contributions plus earnings or losses (realized or unrealized) thereon. Participants hired before January 1, 2008 are immediately vested in Company contributions. Participants hired on or after January 1, 2008, become fully vested in Company contributions after two years of service. Forfeited amounts, if any, and earnings thereon, are available to reduce future employer contributions. Forfeitures occurring during the year ended and accumulated at December 31, 2008 were not material.
Payment of Benefits
The participant’s account balance will be distributed upon termination of employment due to separation from service, retirement, disability, or death, or upon financial hardship as defined in the Internal Revenue Code (“IRC”). Distributions are recorded by the Plan when paid.
When a participant terminates employment, the participant may elect to receive benefits in a lump-sum distribution or a deferred annuity. If the participant’s account attributable to Company contributions is $1,000 or less, the form of the distribution is at the discretion of the Plan administrator. An unpaid loan balance at the time a participant withdraws from the Plan is presented as a benefit paid to participants on the statement of changes in net assets available for benefits.
Withdrawal of an active employee’s before-tax contributions prior to a participant reaching age 59-1/2 may only be made on account of financial hardship as determined by the Trustee.
Participant Loans
Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their account balance. Loan terms must not exceed five years unless the loan is used for the purchase of a principal residence, in which case the repayment period may not exceed 15 years. The loans are secured by the participants’ accounts and bear interest at 2% above the prime rate (rates range from 6.00% to 10.25% for loans outstanding at December 31, 2008) at the time of the loan origination. Principal and interest are paid ratably through after-tax payroll deductions.
Investment Management Fees and Operating Expenses
Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a component of net (depreciation) appreciation in fair value of investments.
Administrative Expenses
Administrative expenses include payments for the services of the Custodian and record keeper and are borne by the Plan, except for fees related to administration of participant loans, which are deducted from the participants’ applicable accounts.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to the entire amount of their account balances at the date of such termination.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(2.)	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of net assets available for benefits and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investments and Income Recognition
The Plan’s investments are stated at their fair values with the exception of the Morley Stable Value Fund (a common/collective trust), which is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits at December 31, 2008 and 2007. The shares of registered investment companies (mutual funds) are valued at quoted market prices. Common stock, including the Company’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on an accrual basis.
Fair Value Measurements
On January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (“SFAS 157”). Refer to Note 3 for disclosures provided for fair value measurements of plan investments.
Contributions
Contributions from participants and any related employer match are recognized on the accrual basis as participants earn salary deferrals. Additional discretionary employer matching contributions are recognized when declared by the Company.
Risks and Uncertainties
The Plan provides for various investment options in common stock, registered investment companies (mutual funds), a common/collective trust, and short-term investments. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. During the year ended December 31, 2008, net depreciation in fair value of investments totaled $5,462,646 due to a significant amount of market volatility that was, in part, a result of a general decline in global economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(3.)	FAIR VALUE MEASUREMENTS
On January 1, 2008, the Plan adopted SFAS 157, which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets required or permitted to be recorded at and/or marked to fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.
SFAS 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:
•	Level 1: quoted prices in active markets for identical assets or liabilities;
•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$353,534	$—	$—	$353,534
Mutual funds	12,349,025	—	—	12,349,025
Common/collective trust	—	3,844,822	—	3,844,822
Financial Institutions, Inc. common stock	561,429	—	—	561,429
Participant loans	—	—	609,986	609,986

Total investments measured at fair value	$13,263,988	$3,844,822	$609,986	$17,718,796

The Plan’s valuation methodology used to measure the fair values of cash and cash equivalents, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments. The Plan’s interest in the common/collective trust is valued based on the net asset value reported by the trustee of the funds and is categorized as Level 2 in the fair value hierarchy table above. The valuation techniques used by the fund trustee to measure the fair value of common/collective trust is included in Note 4.
The table below sets forth a summary of changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant
Loans

Balance as of January 1, 2008	$453,395
Issuances, repayments and settlements, net	156,591

Balance as of December 31, 2008	$609,986

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(4.)	INVESTMENTS
The following investments represented 5% or more of the Plan’s net assets as of December 31:

	2008	2007

Morley Stable Value Fund	$3,844,822	$3,939,918
Growth Fund of America	2,179,834	3,760,783
Oakmark Equity Income Fund	2,023,456	2,616,633
Pimco Total Return Administrative Fund	1,719,945	1,429,407
Fundamental Investors Fund	1,653,407	2,961,851
Mutual Discovery Fund	1,093,589	1,726,286
Columbia Acorn Fund	1,082,237	1,847,876
Europacific Growth Fund	*	1,350,570

*	represents less than 5% of Plan net assets at December 31, 2008.
Net appreciation in fair value of investments for the years ended December 31, 2008 and 2007 was as follows:

	2008	2007

Mutual funds	$(5,526,522)	$1,740,509
Common/collective trust	170,515	235,430
Financial Institutions, Inc. common stock	(106,639)	(145,051)

	$(5,462,646)	$1,830,888

Common/Collective Trust
The Plan offers participants the Union Bond & Trust Company Stable Value Fund, managed by Morley Capital Management, Inc. (the Morley Stable Value Fund), which invests primarily in benefit responsive investment contracts with insurance companies, banks, and other financial institutions. While investments are typically recorded at fair value, contract value is the relevant measurement attribute for the portion of the Plan’s assets that are invested in fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
As required by the Financial Accounting Standards Board Staff Position FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), the accompanying statements of net assets available for benefits reflects both the fair value of the investment in the Morley Stable Value Fund and an adjustment to contract value as it relates to fully benefit-responsive contracts held by the Morley Stable Value Fund.
The trustee of the common/collective trust uses various valuation techniques to measure the fair value of the assets within the fund. The fair value of conventional investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year end. Individual assets of the synthetic investment contract are generally valued at representative quoted market prices. Short-term securities, if any, are stated at amortized cost, which approximates market value. Debt securities are valued on the basis of valuations furnished by a pricing service approved by the fund trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(5.)	RECONCILIATION TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500:

2008

Net assets available for benefits per the financial statements, at fair value	$18,025,097
Contribution and other receivables	(95,985)
Adjustment for valuation of common/collective trust	(119,199)
Other	(6,086)

Net assets available for benefits per the Form 5500	$17,803,827

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Plan’s Form 5500:

2008

Net decrease in net assets available for benefits per the financial statements	$(5,625,172)
Net change in contribution and other receivables	4,334
Net change in fair value adjustment of common/collective trust	(21,688)
Other	(6,086)

Net loss per the Form 5500	$(5,648,612)

The fair value adjustment represents the difference between contract value of the common/collective trust as included in the statement of changes in net assets available for benefits for the year ended December 31, 2008, and the fair value of the common/collective trust as reported in the Form 5500.
(6.)	TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated March 28, 2000, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, there is no provision for income taxes in the accompanying financial statements due to the applicable exemption under the IRC.
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109, Accounting for Income Taxes (“FIN 48”). This interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Plan may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.
In accordance with FASB Staff Position No. FIN 48-3, the Plan has elected to defer the application of FIN 48 until 2009. The Plan’s current accounting policy for evaluating uncertain tax positions is in accordance with GAAP related to accounting for contingencies. The Plan is currently evaluating the impact of adopting the provisions of FIN 48.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(7.)	RELATED-PARTY TRANSACTIONS
Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2008, the Plan made purchases of approximately $220,000 and sales of approximately $267,000 of the Company’s common stock. Participant loans, totaling $609,986 and $453,395 at December 31, 2008 and 2007, respectively, are also considered party-in-interest transactions.
The Plan invests in the Schwab Retirement Advantage Money Fund, which is managed by The Charles Schwab Trust Company, custodian of the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.
(8.)	SUBSEQUENT EVENTS
Stock Price
On June 23, 2009, the closing market value of the Company’s common stock was $12.89 per share, which represents a decrease of approximately 10% from the December 31, 2008 market value of $14.35 per share. This decrease in the market value resulted in an unrealized loss of approximately $57,000 for the 39,124 shares of the Company’s common stock held by the Plan at December 31, 2008.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
EIN 16-0816610, Plan # 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

		(c)
	(b)	Description of investment including	(e)
	Identity of issue, borrower, lessor, or	maturity date, rate of interest,	Current
(a)	similar party	collateral, par, or maturity value	value

	Cash and Cash Equivalents:
	Cash		$29,653
*	Schwab Retirement Advantage Money Fund		323,881

	Common/collective investment trust:
	Morley Stable Value Fund	180,899 shares	3,844,822

	Mutual Funds:
	Growth Fund of America	107,913 shares	2,179,834
	Fundamental Investors Fund	66,295 shares	1,653,407
	Oakmark Equity Income Fund	93,852 shares	2,023,456
	Columbia Acorn Fund	61,109 shares	1,082,237
	Mutual Discovery Fund	48,518 shares	1,093,589
	Pimco Total Return Administrative Fund	169,620 shares	1,719,945
	Europacific Growth Fund	30,156 shares	831,112
	Selected American Shares Fund	23,539 shares	671,813
	Vanguard 500 Index Signal Fund	7,020 shares	481,845
	Vanguard Mid Cap Index Signal Fund	17,547 shares	294,850
	Janus Mid Cap Value Fund	11,117 shares	169,864
	Vanguard Small Cap Value Index Fund	14,405 shares	147,073

*	Financial Institutions, Inc. Company Stock	39,124 shares	561,429

*	Participant loans	6.0% - 10.25%. due through 2022	609,986

	Total investments, at fair value		$17,718,796

*	Denotes party-in-interest.
Column (d), cost, has been omitted, as all invstments are participant directed.
See accompanying notes to financial statements.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN
Date: June 24, 2009	/s/ Peter G. Humphrey
Peter G. Humphrey
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Description

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM